SECURITIES A[illegible]
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13030801

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ANNUAL AUDITED REPORT
F[illegible]
PART III

CM

SEC FILE NUMBER
8-20629

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/12** (MM/DD/YY) AND ENDING **12/31/12** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **KCCI, LTD**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

66 York Street – 3rd Floor
(No. and Street)

Jersey City,	**New Jersey**	**07302-3838**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sidney W. Azriliant **(212) 869-8223**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sidney W. Azriliant, CPA, P.C.
(Name – *if individual, state last, first, middle name*)

(212) 869-8223

501 Fifth Avenue, 15th Floor	**New York,**	**New York**	**10017**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- **X** Certified Public Accountant
- ... Public Accountant
- ... Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Mark A. Nauman**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **KCCI, LTD**, as of **December 31, 2012**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LYNN CUNEO ANDRES
Notary Public, State of New York
No. 01CU6051477
Qualified in Richmond County
Commission Expires December 4, 2014

[signature]
Notary Public

[signature]
Signature

President
Title

This report ** contains (check all applicable boxes):

x (a) Facing Page.
x (b) Statement of Financial Condition.
x (c) Statement of Income (Loss).
x (d) Statement of Changes in Financial Condition.
x (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
X. (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
x (g) Computation of Net Capital.
... (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
x . (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
... (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
... (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
x (l) An Oath or Affirmation.
x (m) A copy of the SIPC Supplemental Report.
x (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
X (o) FORM 5501 - SUPPLEMENTAL STATEMENT OF INCOME

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EXHIBIT A.

KCCI, LTD.

STATEMENT OF FINANCIAL CONDITION

As at December 31, 2012

ASSETS		
Current Assets		
Cash in the Bank	$ 8,025	
Accounts Receivable	129,454	
Prepaid Expenses	10,970	
Deposit with Clearing Organization	200,030	
Total Current Assets		$ 348,479
Other Assets		
Security Deposit	$ 7,817	
Receivables from Non-Customers	17,525	
Total Other Assets		$ 25,342
TOTAL ASSETS		**$ 373,821**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts Payable and Accrued Expenses	$ 167,712	
Total Current Liabilities		$ 167,712
Commitments and Contingencies (Note 3)		
Stockholders' Equity		
Capital Stock Issued:		
200 Shares Authorized		
20 Shares Issued & Outstanding (npv)	$ 20,000	
Additional Paid-In Capital	265,000	
Deficit	(78,891)	
Total Stockholders' Equity		$ 206,109
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY		**$ 373,821**

The accompanying notes to financial statements are an integral part of this report.